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                              February 22, 2022

       Steven Huffman
       Chief Executive Officer
       Reddit, Inc.
       1455 Market Street, Suite 1600
       San Francisco, California 94103

                                                        Re: Reddit, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted January
28, 2022
                                                            CIK No. 0001713445

       Dear Mr. Huffman:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Our references to prior comments refer to comments in our January 13, 2022 letter.

       Amendment No. 1 to DRS on Form S-1 submitted January 28, 2022

       Summary Consolidated Financial Data, page 19

   1. Refer to your response to prior comment 6. You disclose you accept Ether as a form of payment for sales of
certain virtual goods and plan to do so in the future. Additionally, we note that investing
some of your excess cash reserves in Bitcoin and Ether is part of your treasury/cash
management policy (page 60). Both accepting Ether and using
                                                        cryptocurrency for
treasury management appears to be core business functions and inconsistent with the
purpose of including this Adjusted EBITDA measure in your filing.
                                                        In this regard, you
state the purpose of the measure and adjustment for Bitcoin impairment
                                                        is to    understand the
Company   s financial trends and evaluate the Company   s ongoing
                                                        and future
performance." We further acknowledge that Bitcoin   s daily price volatility
will
 Steven Huffman
FirstName
Reddit, Inc.LastNameSteven Huffman
Comapany22,
February    NameReddit,
              2022      Inc.
February
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         continue to result in recurring impairment charges in future periods which will be a recurring trend. Based on the above, we continue to object to your adjustment for Bitcoin impairment charges. Please revise your presentation of Adjusted EBITDA to delete the adjustment for cryptocurrency impairment. Note the guidance in Rule 100 of Regulation
         G and CD&I Question 100.04 in this regard.
2. We note in your response to prior comment 7 that you believe that Adjusted Free Cash
         Flow is an operating measure, rather than a liquidity measure. However, we note that the most directly comparable GAAP measure to Adjusted Free Cash Flow is net cash
         provided by (used in) operating activities,    a liquidity measure.
Since the adjustment has
         the effect of excluding a charge that required cash settlement (per the terms of the Tender
         Offer), the resulting measure does not comply with Item 10(e)(1)(ii)(A) of Regulation S-
         K. Please revise your presentation of Free Cash Flow to delete the adjustment for tender offer payments deemed compensation.
Risk Factors
We hold cryptocurrencies..., page 60

3. We note your response to comment 9 and reissue this comment in part. In this regard, please explain the process and framework by which you determine whether any digital assets that you may hold or acquire are securities as defined in
Section 2(a)(1) of the
         Securities Act, as well as the specific risks inherent in your policy and framework for the determining that digital assets you currently hold or may acquire are not securities
         (including any limitations of the policy and framework). Please also disclose that any such determination is a risk-based judgment by the company and not a legal standard or determination binding on any regulatory body. In responding to this comment, please also address such determinations in regards to the NFTs that you have issued and that are intended to be created, bought, and sold through the NFT platform that you are pursuing.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Trends in User Metrics, page 89

4. We note your response to prior comment 16 and your revised disclosure indicating that it is "challenging" for you to insert your own ads on pages hosted using Google's AMP framework. Please revise to explicitly state whether you are able to place your ads on pages hosted using Google's AMP framework. Additionally, while we note that you have migrated a majority of your AMP traffic to your internally-developed mobile web platform, please revise to clarify when you expect to migrate your remaining AMP traffic to your own platform.
Critical Accounting Policies and Estimates
Common Stock Valuations, page 109

5. Refer to your responses to our prior comments 25 and 26. We note in your detailed analysis of the determination of fair value of common stock that several key assumptions
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Reddit, Inc.LastNameSteven Huffman
Comapany22,
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              2022      Inc.
February
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         used in the third-party valuations of common stock have changed throughout 2021, such as the proportion of your reliance (i.e., probability weighting) on enterprise value or the
         Tender Offer and your estimate of the likelihood of an IPO or remaining private. We also note that the heavily-weighted use of enterprise value in the first three quarters in 2021 resulted in a fair value of common stock that is significantly below the Tender Offer price paid for common stock and your assumptions for transactions in the fourth quarter of 2021 result in a fair value far below the per share price paid by investors in Series E and F stock, which converts into common stock on a share-for-share basis at the time of the IPO based on disclosure on page 177. Due to the significance of the various changes in key assumptions, please expand MD&A to include a detailed analysis, including assumptions for each issuance and the reasons for the changes in assumptions as compared to the previous transaction, of the determination of the fair value of common stock pursuant to
         Item 303 of Regulation S-K. Please expand MD&A to include a detailed discussion of the valuations throughout 2021 and until the effectiveness of the IPO so the investor can understand the underlying assumptions that resulted in the differences between per share price of recent Series E and F preferred stock transactions and common stock transactions in secondary sales during the same periods.
Principal Stockholders, page 171

6. Please disclose the natural person or persons who has or shares voting and/or dispositive powers with respect to the securities owned by Advance Magazine Publishers Inc.
         Notwithstanding Mr. Huffman's holding of a voting proxy for these shares, we note that there are certain limitations to Mr. Huffman's ability to vote the shares owned by
         Advance.
Description of Capital Stock
Voting Agreement, page 178

7. Please file as an exhibit the Voting Agreement to be entered into by Advance, your principal stockholder, and Mr. Huffman, your CEO. While disclosure indicates that the company is not a party to the agreement, we note that Item 601(b)(10)(i)(B) requires contracts in which the registrant has a beneficial interest to be filed as an exhibit.
Financial Statements
Note 2. Basis of Presentation and Significant Accounting Policies, page F-8

8. Refer to your accounting policy for Investment in Cryptocurrency on page F-13. We note that you "consider" the lowest market price quoted on your principal market for cryptocurrencies since acquiring the cryptocurrency. Please expand the disclosure to clarify your use of the lowest market price on your principal market to include greater detail.
9. Please expand your accounting policy for Investment in Cryptocurrency to describe your policy for using cryptocurrency to settle any obligations.
 Steven Huffman
Reddit, Inc.
February 22, 2022
Page 4
Note 12. Stock-Based Compensation, page F-29

10. Please expand the disclosure for stock compensation expense in Notes 2, 12 and 17 to the financial statements to disclose your methodology in sufficient detail for a reader to understand the differences between common stock and preferred stock equity transactions with third parties and the fair value of common stock utilized to record stock compensation expense.
General

11. We note your response to comment 29 and reissue the comment in part. In this regard, please provide us with a materially complete description of the Community Points project, including a summary of the terms of use. In addition, please provide us with a materially complete description of the controls and procedures that implement the restrictions referenced in Section 1.3 of the Community Points terms of use, available at
      www.redditinc.com/policies/previews-terms, and explain whether these restrictions are programmed into the smart contract. Finally, please explain to us in greater detail how
      Community Points may be customized and whether and to what extent such customization can alter or otherwise change the terms of use.
12. We note your response to comment 30 and reissue the comment. In this regard, please provide us with a materially complete description of the NFTs that you have issued to date and the NFT platform that you are pursuing. With regard to the platform, please describe the NFTs that are intended to be created, bought, and sold and clarify whether you intend to create and sell your own NFTs. Your response should explain whether this initiative includes the creation, purchase, and sale of NFTs that are connected to or associated with
      digital items or goods other than aspects of users    identities on your
platform, such as
      Snoovatars.
        You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.



                                                          Sincerely,
FirstName LastNameSteven Huffman
                                                          Division of
Corporation Finance
Comapany NameReddit, Inc.
                                                          Office of Technology
February 22, 2022 Page 4
cc:       Sarah Axtell, Esq.
FirstName LastName